

Mail Stop 3561

October 16, 2017

<u>Via E-mail</u>
Mr. Keith Morrison
Chief Executive Officer
North American Nickel Inc.
1055 West Hastings Street
Suite 2200
Vancouver, British Columbia V6E 2E9
Canada

      Re: **North American Nickel Inc.**
               Form 20-F for Fiscal Year Ended December 31, 2016
               Filed April 24, 2017
               File No. 000-14740

Dear Mr. Morrison:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Rufus Decker

               Rufus Decker
               Accounting Branch Chief
               Office of Beverages, Apparel, and Mining